SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K

                               ANNUAL REPORT

     (Mark One)

     [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended December 31, 1993

                                    OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from.........to........


     Commission file number 1-8349



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
                          3201 34th Street South
                      St. Petersburg, Florida  33711

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       FLORIDA PROGRESS CORPORATION
                            One Progress Plaza
                      St. Petersburg, Florida  33701

                      REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:


Report of independent certified public accountant.

Audited statements of net assets available for benefits as of December 31, 1993 and 1992, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Audited statements of changes in net assets available for benefits for the years ended December 31, 1993, 1992 and 1991, prepared in accordance with the applicable provisions of Article
6A of Regulation S-X.

Notes to financial statements.

Schedules of investments held as of December 31, 1993 and 1992.

Schedules of members' withdrawals for the years ended December
31, 1993, 1992 and 1991.

Price Waterhouse
Suite 2800
400 North Ashley Street
P.O. Box 2640
Tampa, FL  33601-2640
Telephone: 813 223 7577


             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Investment Committee
of the Savings Plan for Employees
of Florida Progress Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation at December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Investment Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held as of December 31, 1993 and 1992, and of members' withdrawals for the three years ended December 31, 1993 (Schedules I and II) are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE
- - ---------------------
/s/ PRICE WATERHOUSE

Tampa, Florida
March 4, 1994

                                                   SAVINGS PLAN FOR EMPLOYEES OF
                                                   FLORIDA PROGRESS CORPORATION
                                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                    DECEMBER 31, 1993 AND 1992
                                                          (In thousands)

                                                                 1993
                                        __________________________________________________________________________________
                                                     Indexed     Company     Stable                            Aggressive
                                                     Equity       Stock      Value        ESOP      Balanced     Equity
                                          Total       Fund        Fund       Fund         Fund        Fund        Fund
                                        _________  _________   _________   _________   _________   _________   ___________
ASSETS
Investments, at quoted market -
  Indexed Equity Fund - (cost -
    $21,235 and $19,019 in 1993
    and 1992, respectively)             $  25,765  $  25,765        -           -           -           -           -
  Company Stock Fund - (cost -
    $40,589 and $37,168 in
    1993 and 1992, respectively)           63,414       -      $  63,414        -           -           -           -
  Stable Value Fund - (cost -
    $94,436 and $84,173 in
    1993 and 1992, respectively)           94,436       -           -      $  94,436        -           -           -
  ESOP Fund - (cost - $57,803
    and $57,859 in 1993 and
    1992, respectively)                   107,935       -           -           -      $ 107,935        -           -
  Balanced Fund - (cost - $4,090
    and $1,109 in 1993 and
    1992, respectively)                     4,427       -           -           -           -         $4,427        -
  Aggressive Equity Fund -
    (cost - $8,154 and $2,484 in
    1993 and 1992, respectively)            9,317       -           -           -           -           -         $9,317
                                        _________  _________   _________   _________   _________   _________   _________
                                          305,294     25,765      63,414      94,436     107,935       4,427       9,317
Cash -
    Administrative working funds            2,273        186         759         885          43         109         291
    Investment working funds                 -          -           -           -           -           -           -
Member and company
    contributions receivable                1,298        150         420         519        -             59         150
Accrued interest receivable                   599       -           -            599        -           -           -
Interfund receivables (payables)             -           (24)     (1,022)       (327)     (1,296)        632       2,037
                                        _________  _________   _________   _________   _________   _________   _________
              Total assets                309,464     26,077      63,571      96,112     106,682       5,227      11,795
                                        _________  _________   _________   _________   _________   _________   _________
LIABILITIES
Amounts payable to withdrawing members      3,735        261         730       1,400       1,205          51          88
                                        _________  _________   _________   _________   _________   _________   _________
              Total liabilities             3,735        261         730       1,400       1,205          51          88
                                        _________  _________   _________   _________   _________   _________   _________
Net assets available for benefits       $ 305,729  $  25,816   $  62,841   $  94,712   $ 105,477   $   5,176   $  11,707
                                        =========  =========   =========   =========   =========   =========   =========

         The accompanying Notes to Financial Statements are an integral part of these Financial Statements.
/TABLE

                                                   SAVINGS PLAN FOR EMPLOYEES OF
                                                   FLORIDA PROGRESS CORPORATION
                                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                    DECEMBER 31, 1993 AND 1992
                                                          (In thousands)

                                                                1992
                                        _________________________________________________________________________________
                                                     Indexed     Company     Stable                            Aggressive
                                                     Equity       Stock      Value        ESOP      Balanced     Equity
                                          Total       Fund        Fund       Fund         Fund        Fund        Fund
                                        _________  _________   _________   _________   _________   _________   __________
ASSETS
Investments, at quoted market -
  Indexed Equity Fund - (cost -
    $21,235 and $19,019 in 1993
    and 1992, respectively)             $  21,987  $  21,987        -           -           -           -           -
  Company Stock Fund - (cost -
    $40,589 and $37,168 in
    1993 and 1992, respectively)           58,773       -      $  58,773        -           -           -           -
  Stable Value Fund - (cost -
    $94,436 and $84,173 in
    1993 and 1992, respectively)           84,173       -           -      $  84,173        -           -           -
  ESOP Fund - (cost - $57,803
    and $57,859 in 1993 and
    1992, respectively)                   110,452       -           -           -      $ 110,452        -           -
  Balanced Fund - (cost - $4,090
    and $1,109 in 1993 and
    1992, respectively)                     1,147       -           -           -           -         $1,147        -
  Aggressive Equity Fund -
    (cost - $8,154 and $2,484 in
    1993 and 1992, respectively)            2,656       -           -           -           -           -         $2,656
                                        _________  _________   _________   _________   _________   _________   _________
                                          279,188     21,987      58,773      84,173     110,452       1,147       2,656
Cash -
    Administrative working funds            1,897        248         707         899           2          16          25
    Investment working funds                   78       -           -           -           -           -             78
Member and company
    contributions receivable                1,206        145         405         548        -             36          72
Accrued interest receivable                   583       -           -            583        -           -           -
Interfund receivables (payables)             -           138        (846)        188        (831)        535         816
                                        _________  _________   _________   _________   _________   _________   _________
              Total assets                282,952     22,518      59,039      86,391     109,623       1,734       3,647
                                        _________  _________   _________   _________   _________   _________   _________
LIABILITIES
Amounts payable to withdrawing members      9,329        660       2,161       3,112       3,375           7          14
                                        _________  _________   _________   _________   _________   _________   _________
              Total liabilities             9,329        660       2,161       3,112       3,375           7          14
                                        _________  _________   _________   _________   _________   _________   _________
Net assets available for benefits       $ 273,623  $  21,858   $  56,878   $  83,279   $ 106,248   $   1,727   $   3,633
                                        =========  =========   =========   =========   =========   =========   =========

                     The accompanying Notes to Financial Statements are an integral part of these Financial Statements.


/TABLE

                                                   SAVINGS PLAN FOR EMPLOYEES OF
                                                   FLORIDA PROGRESS CORPORATION
                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                       FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                          (In thousands)

                                                              1993
                                        __________________________________________________________________________________
                                                     Indexed     Company     Stable                             Aggressive
                                                     Equity       Stock      Value        ESOP      Balanced      Equity
                                          Total       Fund        Fund       Fund         Fund        Fund         Fund
                                        _________  _________   _________   _________   _________   _________    __________
Investment income -
     Dividends                           $ 10,433   $    657    $  3,503        -       $  6,273        -            -
     Interest                               6,916         14          46    $  6,848           2    $      2     $      4
                                        _________  _________   _________   _________   _________   _________    __________
 Total investment income                   17,349        671       3,549       6,848       6,275           2            4
                                        _________  _________   _________   _________   _________   _________    __________
Net investment gains (losses) -
    Realized gains (losses)
      on investments                        6,625         65         465        -          5,798          11          286
    Unrealized appreciation
      (depr.) of investments                1,611      1,562       1,220        -         (2,461)        299          991
                                        _________  _________   _________   _________   _________   _________    __________
 Total net investment gains
    (losses)                                8,236      1,627       1,685        -          3,337         310        1,277
                                        _________  _________   _________   _________   _________   _________    __________
Contributions -
    Members                                26,887      3,230       9,280      10,841        -          1,052        2,484
    Company, net of forfeitures             8,568        998       2,909       3,589        -            329          743
    Participant directed transfers           -          (474)     (3,371)      1,485      (3,665)      1,975        4,050
                                        _________  _________   _________   _________   _________   _________    __________
 Total contributions                       35,455      3,754       8,818      15,915      (3,665)      3,356        7,277
                                        _________  _________   _________   _________   _________   _________    __________

Withdrawals and Expenses -

    Members' withdrawals
      (Schedule II)                       (28,871)    (2,094)     (8,089)    (11,330)     (6,655)       (219)        (484)

    Administrative expenses                   (63)      -           -           -            (63)       -            -
                                        _________  _________   _________   _________   _________   _________    __________
 Total withdrawals and
 expenses                                 (28,934)    (2,094)     (8,089)    (11,330)     (6,718)       (219)        (484)
                                        _________  _________   _________   _________   _________   _________    __________

Net change during the year                 32,106      3,958       5,963      11,433        (771)      3,449        8,074
Net assets available
for benefits -
    Beginning of year                     273,623     21,858      56,878      83,279     106,248       1,727        3,633
                                        _________  _________   _________   _________   _________   _________    __________
    End of year                          $305,729    $25,816     $62,841     $94,712    $105,477      $5,176      $11,707
                                        =========  =========   =========   =========   =========   =========    ==========

                                       The accompanying Notes to Financial Statements are an
                                           integral part of these Financial Statements.

/TABLE

                                                   SAVINGS PLAN FOR EMPLOYEES OF
                                                   FLORIDA PROGRESS CORPORATION
                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                       FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                          (In thousands)

                                                              1992
                                   __________________________________________________________________________________________
                                              Indexed   Company   Stable                IRA       IRA              Aggressive
                                              Equity     Stock    Value      ESOP    Co. Stock Money Mkt. Balanced  Equity
                                     Total     Fund      Fund      Fund      Fund      Fund      Fund      Fund      Fund
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________
Investment income -
     Dividends                      $ 10,285   $   633  $  3,177      -     $  6,450  $     25      -         -         -
     Interest                          6,703        17        67  $  6,594         4         1  $     15  $      1  $      4
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________
 Total investment income              16,988       650     3,244     6,594     6,454        26        15         1         4
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________
Net investment gains (losses) -
    Realized gains (losses)
      on investments                   5,190       211       436      -        4,199       344      -         -         -
    Unrealized appreciation
      (depr.) of investments           2,545       708     1,849      -          256      (478)     -           38       172
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________
 Total net investment gains
    (losses)                           7,735       919     2,285      -        4,455      (134)     -           38       172
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________
Contributions -
    Members                           24,005     3,072     7,850    11,399      -         -         -          482     1,202
    Company, net of forfeitures        7,913     1,016     2,606     3,805      -         -         -          155       331
    Participant directed transfers      -       (2,001)     (623)    1,665    (2,117)     -         -        1,078     1,998
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________
 Total contributions                  31,918     2,087     9,833    16,869    (2,117)     -         -        1,715     3,531
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________

Withdrawals and Expenses -

    Members' withdrawals
      (Schedule II)                  (40,133)   (3,038)   (9,480)  (13,765)  (10,273)   (1,557)   (1,919)      (27)      (74)

    Administrative expenses              (60)     -         -         -          (60)     -         -         -        -
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________
 Total withdrawals and
 expenses                            (40,193)   (3,038)   (9,480)  (13,765)  (10,333)   (1,557)   (1,919)      (27)      (74)
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________

Net change during the year            16,448       618     5,882     9,698    (1,541)   (1,665)   (1,904)    1,727     3,633
Net assets available
for benefits -
    Beginning of year                257,175    21,240    50,996    73,581   107,789     1,665     1,904      -        -
                                   _________ _________ _________ _________ _________ _________ _________ _________ _________
    End of year                     $273,623   $21,858   $56,878   $83,279  $106,248      -         -       $1,727    $3,633
                                   ========= ========= ========= ========= ========= ========= ========= ========= =========

                                       The accompanying Notes to Financial Statements are an
                                           integral part of these Financial Statements.

/TABLE

                                                   SAVINGS PLAN FOR EMPLOYEES OF
                                                  FLORIDA PROGRESS CORPORATION
                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                       FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                          (In thousands)

                                                              1991
                                        _________________________________________________________________________________
                                                     Indexed     Company     Stable                   IRA         IRA
                                                     Equity       Stock      Value        ESOP     Co. Stock   Money Mkt.
                                          Total       Fund        Fund       Fund         Fund        Fund        Fund
                                        _________  _________   _________   _________   _________   _________   _________
Investment income -
     Dividends                           $  9,873   $    668    $  2,817        -       $  6,291    $     97        -
     Interest                               5,923         42          88    $  5,655           3           4    $    131
                                        _________  _________   _________   _________   _________   _________   _________
 Total investment income                   15,796        710       2,905       5,655       6,294         101         131
                                        _________  _________   _________   _________   _________   _________   _________
Net investment gains (losses) -
    Realized gains (losses)
      on investments                        1,187     (1,644)        281        -          2,519          31        -
    Unrealized appreciation
      (depr.) of investments               33,786      7,080       8,836        -         17,593         277        -
                                        _________  _________   _________   _________   _________   _________   _________
 Total net investment gains
    (losses)                               34,973      5,436       9,117        -         20,112         308        -
                                        _________  _________   _________   _________   _________   _________   _________
Contributions -
    Members                                19,539      2,973       6,157      10,409        -           -           -
    Company, net of forfeitures             5,956        822       1,892       3,242        -           -           -
    Participant directed transfers           -          (139)     (1,281)      1,420        -             13         (13)
                                        _________  _________   _________   _________   _________   _________   _________
 Total contributions                       25,495      3,656       6,768      15,071        -             13         (13)
                                        _________  _________   _________   _________   _________   _________   _________

Withdrawals and Expenses -

    Members' withdrawals
      (Schedule II)                       (25,197)    (2,553)     (6,309)    (10,026)     (6,054)       (130)       (125)

    Administrative expenses                   (63)      -           -           -            (63)       -           -
                                        _________  _________   _________   _________   _________   _________   _________
 Total withdrawals and
 expenses                                 (25,260)    (2,553)     (6,309)    (10,026)     (6,117)       (130)       (125)
                                        _________  _________   _________   _________   _________   _________   _________

Net change during the year                 51,004      7,249      12,481      10,700      20,289         292          (7)
Net assets available
for benefits -
    Beginning of year                     206,171     13,991      38,515      62,881      87,500       1,373       1,911
                                        _________  _________   _________   _________   _________   _________   _________
    End of year                          $257,175    $21,240     $50,996     $73,581    $107,789      $1,665      $1,904
                                        =========  =========   =========   =========   =========   =========   =========

                                       The accompanying Notes to Financial Statements are an
                                           integral part of these Financial Statements.
/TABLE

                       SAVINGS PLAN FOR EMPLOYEES OF
                       FLORIDA PROGRESS CORPORATION
                       NOTES TO FINANCIAL STATEMENTS
                       (Dollar amounts in thousands)


(1)  PLAN DESCRIPTION AND ACCOUNTING POLICIES:

A description of the Savings Plan for Employees of Florida Progress Corporation (Plan or Savings Plan), which outlines the purpose, vesting and other provisions, and investment options under the Plan, is available in the Summary Plan Description/Prospectus, as amended, which is part of the "You & Your
Company: A Strategic Partnership" employee handbook.

The Plan currently offers five investment options as follows:

     .  Indexed Equity Fund
     .  Company Stock Fund
     .  Stable Value Fund
     .  Balanced Fund
     .  Aggressive Equity Fund

The following investment options were terminated on March 31, 1992:

     .  IRA Company Stock Fund
     .  IRA Money Market Fund

The Plan also contains a frozen ESOP arrangement as a result of the merger of the Employee Stock Ownership Plan (ESOP) with the Savings Plan. The ESOP Fund is the fund into which all participants' accounts in the former ESOP were individually transferred. All former ESOP members became members of the Savings Plan, and the features and characteristics of the former ESOP continue to apply to the ESOP Fund accounts in the Savings Plan.

Currently, the valuation of each fund, with the exception of the Stable Value Fund, is determined at the end of each month based on published prices. The valuation of the Stable Value Fund is determined at the end of each month based on invested principal and accumulated interest paid at contracted rates. Each employee's account reflects the account value as of the most recent valuation. All participant accounts are maintained in dollars except for the ESOP Fund, which is maintained in shares. Prior to March 31, 1992, the valuation of the IRA Money Market Fund was determined at the end of each month based on invested principal and accumulated interest paid at open market rates, and the valuation of the ESOP Fund was determined quarterly based on published prices.

The Stable Value Fund includes two structured investment contracts. These contracts are arrangements whereby a specified rate of return is guaranteed by an insurance company for a specified period (currently six months). If the return on the underlying investments is different from the guaranteed rate of return during the guarantee period, that difference is factored into the guaranteed rate of return for the subsequent period. The underlying investments include U.S. Treasury obligations and collateralized mortgage obligations. The Stable Value Fund also contains other insurance contracts, which provide for a fixed rate of return over the term of those contracts.

Purchases and sales of investments are recorded on the trade date with gains and losses determined by using an average cost basis for investments. Unrealized appreciation or depreciation is recorded based on the market value of investments on the valuation date. When Florida Progress Corporation common stock is distributed from the Company Stock Fund, the ESOP Fund, and the IRA Company Stock Fund (prior to March 31, 1992) to participants in settlement of their accounts, these funds recognize gains or losses equal to the difference between average cost and the quoted market value of the shares distributed.

The number of employees participating in the Plan and in each investment fund of the Plan at December 31, 1993, 1992 and 1991 is as follows:

                                        1993      1992      1991
                                       ------    ------    ------
Plan                                    6,114     6,020     5,907

Each Investment Fund:

Indexed Equity                          2,373     2,243     2,035
Company Stock                           4,153     3,875     3,431
Stable Value                            4,538     4,560     4,372
ESOP                                    4,319     4,486     4,630
IRA Company Stock                        -         -          167
IRA Money Market                         -         -          243
Balanced                                  770       403      -
Aggressive Equity                       1,280       654      -

(2)   CONTRIBUTIONS:

With the exception of the ESOP Fund, which is frozen as to contributions, employees may elect to contribute up to 16% of their monthly base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating corporation is obligated to contribute each month an amount equal to 65% of the employees' contributions, up to 6% of base pay. Individual corporations, achieving certain predetermined goals and participating in the special company contribution portion of the Savings Plan, may make an additional contribution of 5% for each of two goals achieved, up to a maximum of 10%, of eligible employee contributions to Regular Savings or 401(k). Prior to January 1, 1992, each participating corporation was obligated to contribute each month an amount equal to 40% of the employees' contributions, up to 6% of base pay, with a special company contribution of an additional 5% for each goal achieved, up to a maximum of 25%, of eligible employee contributions to Regular Savings or 401(k). All corporations participating in the special company contribution portion of the Savings Plan achieved a portion of their individual Savings Plan goals in 1993, 1992 and 1991, resulting in additional special contributions of $629, $584, and $1,939 for each year, respectively.

(3)   UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS:

The changes in unrealized appreciation (depreciation) of investments during the years ended December 31, 1991, 1992 and 1993 were as follows:

                                                      IRA
                           Indexed  Company         Company         Aggressive
                    Total  Equity    Stock    ESOP   Stock  Balanced  Equity
                   ------- -------  ------- ------- ------- -------- ---------
Balance, 12/31/90  $41,045 $(4,820) $10,920 $34,744  $  201     -         -
   Change - 1991    33,786   7,080    8,836  17,593     277     -         -
                   _______ _______  _______ _______ _______ ________ _________
Balance, 12/31/91   74,831   2,260   19,756  52,337     478     -         -
   Change - 1992     2,545     708    1,849     256    (478)  $   38    $  172
                   _______ _______  _______ _______ _______ ________ _________
Balance, 12/31/92   77,376   2,968   21,605  52,593    -          38       172
   Change - 1993     1,611   1,562    1,220  (2,461)   -         299       991
                   _______ _______  _______ _______ _______ ________ _________
Balance, 12/31/93  $78,987 $ 4,530  $22,825 $50,132    -      $  337    $1,163
                   ======= =======  ======= ======= ======= ======== =========


(4)  REALIZED GAINS (LOSSES) ON INVESTMENTS SOLD OR DISTRIBUTED:

The following is a summary of the realized gains (losses) on investments sold or distributed during the years ended December 31, 1993, 1992 and 1991:

                            Cost        Proceeds       Gains(Losses)
                          --------     ----------     --------------
  1993
  ----
  Indexed Equity          $   313        $   378         $   65
  Company Stock               692          1,157            465
  ESOP                      6,108         11,906          5,798
  Balanced                    162            173             11
  Aggressive Equity         4,026          4,312            286
                          ________       ________        _______
                          $11,301        $17,926         $6,625
                          ========       ========        =======

  1992
  ----

  Indexed Equity           $2,046        $ 2,257         $  211
  Company Stock               741          1,177            436
  ESOP                      4,797          8,996          4,199
  Balanced                     15             15             -
  IRA Company Stock         1,146          1,490            344
                          ________       ________        _______
                           $8,745        $13,935         $5,190
                          ========       ========        =======




                            Cost        Proceeds       Gains(Losses)
                          --------     ----------     --------------

  1991
  ----
  Indexed Equity          $19,794        $18,151        $(1,644)
  Company Stock               580            861            281
  ESOP                      3,521          6,040          2,519
  IRA Company Stock           109            139             31
                          ________       ________       ________
                          $24,004        $25,191        $ 1,187
                          ========       ========       ========

(5)     EXPENSES OF THE PLAN:

The Company pays all expenses for outside services necessary for the administration of the Plan, except for the ESOP Fund. The ESOP Fund pays its own expenses for outside services necessary for the administration of the fund. Fees for participant loans are borne by the loan recipients.

(6)     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The realized gains and unrealized appreciation of the Plan assets reported in the financial statements is $6,625 and $1,611, $5,190 and $2,545 and $1,187 and $33,786 for 1993, 1992 and 1991, respectively. The calculation of these amounts is based on the historical cost of the assets. However, when the Plan files its annual return (Form 5500), these amounts are required to be calculated based on the fair market value of Plan assets as of the previous year-end. Using this calculation method, the amount of realized gains (losses) and unrealized appreciation is $489 and $4,533, $(241) and $6,847 and $3,563 and $29,137 for 1993, 1992 and 1991, respectively. The annual returns for 1993, 1992 and 1991 also include net gains in other categories totalling $3,215, $1,128 and $2,274 for each year, respectively.

(7)     FEDERAL INCOME TAXES:

The Plan is a qualified employees' trust under Section 401(a) of the Internal Revenue Code (Code), and the ESOP Fund is considered a tax credit employee stock ownership plan within the meaning of Section 409 of the Code. As such, the Plan is exempt from federal income taxes under Section 501(a). No taxes are imposed on income, pretax contributions, tax deductible contributions or Company contributions made to the Plan, pursuant to the provisions of Section 402(a) of the Code, until such time as the employees or the employees' beneficiaries receive distributions from the Plan.

                                                                                                                     Schedule I
                                                                                                                     Page 1 of 2
                                                 SAVINGS PLAN FOR EMPLOYEES OF
                                                 FLORIDA PROGRESS CORPORATION
                                                 SCHEDULES OF INVESTMENTS HELD
                                                  DECEMBER 31, 1993 AND 1992
                                                 (Dollar amounts in thousands)

                                                             1993                                       1992
                                            ________________________________________   ________________________________________
                                              Number of                                  Number of
                                              Shares or                                  Shares or
                                              Principal                    Market        Principal                    Market
Name of Issuer and Title of Issue              Amount         Cost          Value         Amount         Cost          Value
________________________________________    ____________  ____________  ____________   ____________  ____________  ____________
INDEXED EQUITY FUND
- - -------------------
Commingled Funds -
     Wells Fargo Index Fund                        247       $20,883       $25,413            233       $18,797       $21,765

Temporary Cash Investments -
     Chase Bank -
       Domestic Liquidity Fund                    $352           352           352           $222           222           222
                                                          ____________  ____________                 ____________  ____________
                                                             $21,235       $25,765                      $19,019       $21,987
                                                          ============  ============                 ============  ============
COMPANY STOCK FUND
- - ------------------
Common Stock of Florida
     Progress Corporation                        1,870       $40,056       $62,881          1,758       $35,744       $57,349

Temporary Cash Investments -
     Barnett Bank -
       Repurchase Agreement Account               $533           533           533         $1,424         1,424         1,424
                                                          ____________  ____________                 ____________  ____________
                                                             $40,589       $63,414                      $37,168       $58,773
                                                          ============  ============                 ============  ============
STABLE VALUE FUND
- - -----------------
Benefit Accumulation Contract -
     Aetna Life Insurance Co.                   $6,875        $6,875        $6,875         $6,256        $6,256        $6,256

Guaranteed Interest Contracts -
     New York Life                              $6,580         6,580         6,580        $29,383        29,383        29,383
     Prudential                                $16,625        16,625        16,625        $15,246        15,246        15,246

Structured Investment Contracts -
     Peoples Security                          $32,178        32,178        32,178        $33,288        33,288        33,288
     Commonwealth Life                         $32,178        32,178        32,178           -             -             -
                                                          ____________  ____________                 ____________  ____________
                                                             $94,436       $94,436                      $84,173       $84,173
                                                          ============  ============                 ============  ============

/TABLE

                                                                                                                     Schedule I
                                                                                                                     Page 2 of 2
                                                 SAVINGS PLAN FOR EMPLOYEES OF
                                                 FLORIDA PROGRESS CORPORATION
                                                 SCHEDULES OF INVESTMENTS HELD
                                                  DECEMBER 31, 1993 AND 1992
                                                 (Dollar amounts in thousands)

                                                             1993                                       1992
                                            ________________________________________   ________________________________________
                                              Number of                                  Number of
                                              Shares or                                  Shares or
                                              Principal                    Market        Principal                    Market
Name of Issuer and Title of Issue              Amount         Cost          Value         Amount         Cost          Value
________________________________________    ____________  ____________  ____________   ____________  ____________  ____________
ESOP FUND
- - ---------
Common Stock of Florida
     Progress Corporation                        3,210       $57,790      $107,922          3,384       $57,796      $110,389

Temporary Cash Investments -
     Barnett Bank -
       Repurchase Agreement Account                $13            13            13            $63            63            63
                                                          ____________  ____________                 ____________  ____________
                                                             $57,803      $107,935                      $57,859      $110,452
                                                          ============  ============                 ============  ============
BALANCED FUND
- - -------------
Fidelity Select Equity Collective                  219        $2,455        $2,690             64          $665          $694
Fidelity Broad Market Duration                     144         1,635         1,737             42           444           453
                                                          ____________  ____________                 ____________  ____________
                                                              $4,090        $4,427                       $1,109        $1,147
                                                          ============  ============                 ============  ============
AGGRESSIVE EQUITY FUND
- - ----------------------
Suntrust Corporate Equity Fund                    -             -             -                29        $2,484        $2,656
Fidelity Aggressive Equity                          68        $8,154        $9,317           -             -             -
                                                          ============  ============                 ============  ============
/TABLE

                                                                                                                     Schedule II
                                                 SAVINGS PLAN FOR EMPLOYEES OF
                                                  FLORIDA PROGRESS CORPORATION
                                               SCHEDULES OF MEMBERS' WITHDRAWALS
                                    FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                        (In thousands)

                                            Indexed   Company    Stable                IRA        IRA                 Aggressive
                                             Equity    Stock     Value      ESOP    Co. Stock  Money Mkt.  Balanced     Equity
                                   Total      Fund      Fund      Fund      Fund      Fund        Fund       Fund        Fund
                                  ________  ________  ________  ________  ________  _________  __________  _________  __________
1993
- - ----
Value of Members' Accounts
  Withdrawn -
    Members' contributions         $ 7,809    $  705    $2,518   $ 4,459      -          -           -          $ 56        $ 71
    Company contributions            3,929       330     1,427     2,114      -          -           -            15          43
    Loan withdrawals                10,535     1,069     4,165     4,777      -          -           -           151         373
    ESOP withdrawals                 6,655      -         -         -       $6,655       -           -          -           -
                                  ________  ________  ________  ________  ________  _________  __________  _________  __________
                                    28,928     2,104     8,110    11,350     6,655       -           -           222         487

Less forfeitures applied
  against Company contributions         57        10        21        20      -          -           -             3           3
                                  ________  ________  ________  ________  ________  _________  __________  _________  __________
  Total members' withdrawals       $28,871    $2,094    $8,089   $11,330    $6,655       -           -          $219        $484
                                  ========  ========  ========  ========  ========  =========  ==========  =========  ==========
1992
- - ----
Value of Members' Accounts
  Withdrawn -
    Members' contributions         $15,370    $1,250    $4,166   $ 6,454      -        $1,557      $1,919        $ 5         $19
    Company contributions            5,073       637     1,912     2,522      -          -           -             1           1
    Loan withdrawals                 9,450     1,156     3,414     4,805      -          -           -            21          54
    ESOP withdrawals                10,273      -         -         -      $10,273       -           -          -           -
                                  ________  ________  ________  ________  ________  _________  __________  _________  __________
                                    40,166     3,043     9,492    13,781    10,273      1,557       1,919         27          74
Less forfeitures applied
  against Company contributions         33         5        12        16      -          -           -          -           -
                                  ________  ________  ________  ________  ________  _________  __________  _________  __________
  Total members' withdrawals       $40,133    $3,038    $9,480   $13,765   $10,273     $1,557      $1,919        $27         $74
                                  ========  ========  ========  ========  ========  =========  ==========  =========  ==========
1991
- - ----
Value of Members' Accounts
  Withdrawn -
    Members' contributions         $ 8,902    $1,147    $2,706   $ 4,794      -          $130        $125       -           -
    Company contributions            3,499       501     1,151     1,847      -          -           -          -           -
    Loan withdrawals                 6,770       909     2,464     3,397      -          -           -          -           -
    ESOP withdrawals                 6,054      -         -         -       $6,054       -           -          -           -
                                  ________  ________  ________  ________  ________  _________  __________  _________  __________
                                    25,225     2,557     6,321    10,038     6,054        130         125       -           -
Less forfeitures applied
  against Company contributions         28         4        12        12      -          -           -          -           -
                                  ________  ________  ________  ________  ________  _________  __________ __________  __________
  Total members' withdrawals       $25,197    $2,553    $6,309   $10,026    $6,054       $130        $125       -           -
                                  ========  ========  ========  ========  ========  =========  ========== ==========  ==========
/TABLE

                                 EXHIBITS

  23 Consent of Price Waterhouse, independent certified public accountants.

                                SIGNATURES

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan for Employees of Florida Progress
Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    FLORIDA PROGRESS CORPORATION


Date: March 30, 1994               By: /s/ Pamela J. Burmaster
                                      ---------------------------
                                       Pamela J. Burmaster
                                       Plan Administrator and
                                       Secretary and Member of
                                       the Investment Committee
                                       for the Savings Plan for
                                       Employees Trust of Florida
                                       Progress Corporation


                                 ( By: /s/ Jeffrey R. Heinicka
                                 (    ---------------------------
                                 (     Jeffrey R. Heinicka
                                 (
                                 (
Members of the Investment        ( By: /s/ David R. Kuzma
Committee for the Savings        (    ---------------------------
Plan for Employees Trust of      (     David R. Kuzma
Florida Progress Corporation     (
                                 (
                                 ( By: /s/ James A. McClure, III
                                 (    ---------------------------
                                 (     James A. McClure, III
                                 (
                                 (
                                 (  By: /s/ Kenneth E. McDonald
                                 (     --------------------------
                                 (      Kenneth E. McDonald

                               EXHIBIT INDEX


     Exhibit
     Number         Description

     -------        -----------

     23 Consent of Price Waterhouse, independent certified public accountants.